September 10, 2012

VIA FACSIMILE AND OVERNIGHT COURIER

Ms. Louise Dorsey

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Empire State Realty Trust, Inc.

Empire State Realty OP, L.P.

Amendment No. 3 to Registration Statement on Form S-4

Filed August 13, 2012

File Nos. 333-179486; 333-179486-01

Dear Ms. Dorsey:

On behalf of Empire State Realty Trust, Inc., a Maryland corporation (the “Company”) and Empire State Realty OP, L.P. (the “Operating Partnership”), we are resubmitting our letter dated August 27, 2012 to reflect the requested clarifications based on our discussions with the staff of the Division of Corporation Finance of the Commission (the “Staff”) on August 30, 2012 and September 5, 2012. These clarifications are as follows:

(1)	Whether Malkin Holdings LLC would consolidate entities other than Empire State Building Associates L.L.C.,

(2)	Whether Malkin Holdings LLC can be kicked-out as the supervisor for the non-controlled entities, and

(3)	Our variable entity interest analysis related to the non-controlled entities.

On behalf of the Company and the Operating Partnership, we are responding to the August 21, 2012 oral request by the Staff for supplemental information, as follows:

(1)	Provide additional analysis related to common control and the determination of non-controlled entities,

(2)	Provide additional analysis surrounding our identification of Malkin Holdings LLC as the accounting acquirer,

all relating to the Company’s Registration Statements on Form S-4 (Registration No. 333-179486) and S-11 (Registration Statement No. 333-179485).

In addition, in accordance with the Staff’s request, we are providing supplementally, an analysis as Exhibit A showing how the $1.65 million referenced in our response # 26 in the August 13, 2012 S-4 amendment was calculated.

Following is an expanded discussion on the Company’s control rights for both the Controlled and Non-Controlled Entities:

Common Control Related to the Combined Entities:

We determined that Peter L. Malkin (father) and Anthony E. Malkin (son) (collectively, the “Sponsors”) constitute the Control Group of the combined entities. For purposes of this analysis we applied the concepts in EITF 02-05 (not codified), Definition of “Common Control,” which states that common control exists in situations where immediate family members hold a controlling interest in an entity. We evaluated each entity being contributed to the formation transactions and the initial public offering to determine whether the entities are under the common control of the Sponsors.

Pre-1988 entities	Position	Control Through
One Grand Central Place, New York, New York
60 East 42nd St. Associates L.L.C.	Fee owner	Supervisor
Lincoln Building Associates L.L.C.	Operating lessee	Supervisor
250 West 57th Street, New York, New York
250 West 57th St. Associates L.L.C.	Fee owner	Supervisor
Fisk Building Associates L.L.C.	Operating lessee	Supervisor
1359 Broadway, New York, New York
Marlboro Building Associates L.L.C.	Owner / Operator	Supervisor
First Stamford Place, Stamford, Connecticut 62.36% co-tenant position
Fairfax First Stamford L.L.C.	Fee owner	Supervisor
Merrifield First Stamford L.L.C.	Operating lessee	Supervisor
350 Fifth Avenue (Empire State Building), New York, New York
Empire State Building Associates L.L.C.	Fee owner	Supervisor
501 Seventh Avenue, New York, New York
Seventh & 37th Building Associates L.L.C.	Fee owner	Supervisor

The entities listed above have governing documents that pre-date the advent of the typical modern limited partnership or limited liability company agreement. Accordingly, the organizational documents do not provide for a general partner; rather they stipulate that Malkin Holdings LLC will “supervise the operations of the partnership agreement.” In its position as supervisor, Malkin Holdings LLC’s role in the management of these entities is essentially the same as that of a general partner or managing member, except Malkin Holdings LLC is not a holder of common equity interests in these older entities. All of the investors in these entities, including the Sponsors with respect to their interests outside the supervisor, have only protective rights that are similar to that of a limited partner or non-managing member. Excluding parties related to the supervisor, no single investor or group of affiliated investors owns 50% or more of these entities. Furthermore, the agreements do not provide any organized procedure for the investors to easily unite to exercise any consent rights that they have to block any action by the supervisor.

The Sponsors, through Malkin Holdings LLC as the supervisor, direct the activities of the limited liability companies listed above with no substantive participation from the other investors. Further, such investors do not have substantive kick-out rights with respect to Malkin Holdings LLC, as the supervisor. As a result, we concluded that the entities listed above are controlled entities within the combined predecessor financial statements in accordance with ASC 810.

Post-1988 entities	Position	Control Through
First Stamford Place, Stamford, Connecticut 62.36% co-tenant position
First Stamford Place L.L.C.	Owner / Operator	Managing Member
Metro Center, Stamford, Connecticut
One Station Place Limited Partnership.	Owner / Operator	General Partner
383 Main Avenue, Norwalk, Connecticut
Fairfield Merrifield Associates L.L.C.	Owner / Operator	Managing Member
500 Mamaroneck Avenue, Harrison, New York
500 Mamaroneck Avenue L.P. and Viviane Paris LLC	Co-tenant Owner / Operators	General Partner
10 Bank Street, White Plains, New York
1185 Bank Street L.L.C.	Owner / Operator	Managing Member
10 Union Square, New York, New York
New York Union Square Retail L.P.	Owner / Operator	General Partner
1010 Third Avenue, New York, New York
East West Manhattan Retail L.L.C.	Owner / Operator	Managing Member
77 West 55th Street, New York, New York
East West Manhattan Retail L.L.C.	Owner / Operator	Managing Member
1542 Third Avenue, New York, New York
1185 Gotham L.L.C.	Owner / Operator	Managing Member
69-97 Main Street, Westport, Connecticut
Westport Retail Co-Investors L.L.C.	Owner / Operator	Managing Member
103-107 Main Street, Westport, Connecticut
Westport Main Street Retail L.L.C.	Owner / Operator	Managing Member
Certain land parcels in Stamford, Connecticut
BBSF LLC	Owner / Operator	Managing Member

The above entities are governed by a typical centralized-management limited partnership / limited liability company agreement whereby the general partner or managing member has complete and exclusive discretion to manage and control the business of the partnership or limited liability company and cannot be kicked out. The only substantive rights afforded to the other investors are protective rights. For these entities, the Sponsors own and control such general partner or managing member and directly or indirectly hold common equity interests. The Sponsors have equity at risk and exercise power through such general partner or managing member rights. Since the above entities are therefore voting interest entities, we considered the control framework in ASC 810-20-25. We concluded that the entities listed above are controlled entities within the combined predecessor financial statements in accordance with EITF 04-05 and ASC 810-20-25.

Evaluation of Non-Controlled Entities:

Non-controlled entities:	Position	Control split between
350 Fifth Avenue (Empire State Building), New York, New York
Empire State Building Company L.L.C.	Operating lessee	Supervisor / Helmsley estate [1]
1333 Broadway, New York, New York
1333 Broadway Associates L.L.C.	Owner / operator	Supervisor / Helmsley estate [2]
1350 Broadway, New York, New York
1350 Broadway Associates L.L.C.	Operating lessee	Supervisor / David M. Baldwin [3]
501 Seventh Avenue, New York, New York
501 Seventh Avenue Associates L.L.C.	Operating lessee	Supervisor / Helmsley estate [4]

[1]	Helmsley estate owns a 63.75% interest in the company.
[2]	Helmsley estate owns a 50% interest in the company.
[3]	David M. Baldwin, who is unrelated to the Sponsors, holds a 50% interest in the company as agent for a participating group of investors unrelated to the Sponsors.
[4]	Helmsley estate owns a 59.375% interest in the company.

The non-controlled entities listed above each have a similar legal structure to the pre-1988 entities discussed above, since they too are governed by older agreements that pre-date the advent of the typical modern limited partnership or limited liability company agreement and do not designate a managing general partner or managing member. Rather, the partnership agreements convey to Malkin Holdings LLC the authority to “supervise the operations of the partnership agreement”, which allows Malkin Holdings LLC to direct the activities that most significantly impact the non-controlled entities’ economic performance. Malkin Holdings LLC has this ability despite having no equity at risk in any of the non-controlled entities. Malkin Holdings LLC is contractually entitled to receive a specified percentage of the additional amounts distributed directly from the entities or certain of the participating groups within the entities after they have received a specified rate of return on their cash investment without specifying the source of the distributions.

Interpretive Guidance:

ASC 810-10-05-8

ASC 810-10-05-8 indicates that an entity is a variable interest entity if “as a group, the holders of the equity investment at risk lack…the power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance”.

Analysis:

For an entity not to be a VIE, the Variable Interest Model requires that, as a group, the holders of the equity investment at risk must have the power, through voting rights or similar rights held through their equity interests, to direct the activities of an entity that most significantly impact the entity’s economic performance.

The non-controlled entities are VIEs because the equity holders of the non-controlled entities (i.e., the Sponsors, the Helmsley Estate and other minority investors) do not have the power, through voting rights or similar rights held through their equity interests, to direct the activities of an entity that most significantly impact the entity’s economic performance.

ASC 810-10-25-38A

ASC 810-10-25-38A indicates that “a reporting entity with a variable interest in a VIE shall assess whether the reporting entity has a controlling financial interest in the VIE and, thus, is the VIE’s primary beneficiary. This shall include an assessment of the characteristics of the reporting entity’s variable interest(s) and other involvements (including involvement of related parties and de facto agents), if any, in the VIE, as well as the involvement of other variable interest holders. A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a.	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance

b.	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns, and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.

ASC 810-10-25-38D

ASC 810-10-25-38D indicates that “if a reporting entity determines that power is, in fact, shared among multiple unrelated parties such that no one party has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, then no party is the primary beneficiary. Power is shared if two or more unrelated parties together have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and if decisions about those activities require the consent of each of the parties sharing power”.

Analysis:

We note that the partnership agreements are not specific as to the types of day-to-day decisions afforded to Malkin Holdings LLC. In a typical real estate limited partnership/liability corporation, such rights are typically held by the general partner/managing member and explicitly stated in the agreement. However, this is not the case for these older vintage partnership agreements. Accordingly, as part of our evaluation under ASC 810-10, in order to determine which party has power over the partnerships – i.e., the Sponsors or Malkin Holdings LLC, both of which are combined within the reporting entity, or an unrelated third party (the Helmsley Estate or David Baldwin) – it was necessary for us to look to New York State general partnership law to determine which party, if any has the power to make decisions that most significantly impact the entity’s economic performance given the lack of specificity within the partnership agreements.

Malkin Holdings LLC’s ability to direct the activities that most significantly impact the non-controlled entities’ economic performance is limited by the unilateral approval right of the unrelated third parties holding a 50% or greater interest in the entities. In the event of a disagreement, there is no governing mechanism to resolve the disagreement and there are no substantive kick-out rights in the governing documents. Under New York general partnership law (which is applicable to these entities, because they were originally formed as partnerships, and their limited liability company conversion provided that partnership law would continue to govern the relations of the members among themselves), any unrelated party holding a 50% or greater equity interest has the rights to participate in the control of the entities. Therefore, a party holding 50% or more of the equity can prevent the Supervisor from having unilateral control over the partnership but itself cannot take control over the respective partnership. The key distinction between the non-controlled entities and the pre-1988 controlled entities is that no single investor within the controlled entities controls a 50% or greater interest. Additionally, it has been reaffirmed in writing (the “Reaffirmations”) with the Helmsley Estate and David Baldwin, an unrelated third party, that as the holders of the member interests in the respective non-controlled entities, they have had, and for so long as they continue to hold member interests in the entities, they will continue to have, all of the rights under New York State law of a holder of at least 50% of the interests in a partnership, including but not limited to rights to participate in the control of respective entities, all subject to the right of Malkin Holdings, LLC to exercise joint control.

Based on (1) our understanding of New York State partnership law and (2) the Reaffirmations, we have concluded that no one party has power over these partnerships and that power is shared by Malkin Holdings LLC and the unrelated parties. Accordingly, the non-controlled entities are not included as part of the historical combined group.

Following is an expanded discussion of or identification of Malkin Holdings LLC as the accounting acquirer:

For our identification of the accounting acquirer we considered the guidance in ASC 805 which requires the identification of an acquiring entity in all business combinations that are required to be accounted for using the acquisition method of accounting.

As discussed in our response dated July 3, 2012, ASC 805 provides that if a business combination has occurred but applying that guidance does not clearly indicate which of the combining entities is the accounting acquirer, then paragraph 805-10-25-5 requires the factors in paragraphs 805-10-55-11 through 55-15 to be considered in making that determination. Included within these sub-paragraphs are multiple considerations including: which entity transferred consideration, the relative voting rights in the entity after the business combination, the composition of the governing body of the combined entity, the composition of senior management of the combined entity, the terms of exchange of the equity interests and the relative size of a combining entity.

For each entity included within the Predecessor, Malkin Holdings LLC organized such entity at inception, was appointed and has served as supervisor of its operation, and is now initiating and organizing the formation transactions for the business combination and initial public offering, including coordination and oversight of the process by which consideration is allocated to all the contributing entities. The Sponsors both serve as principals of Malkin Holdings LLC, and the management team of Malkin Holdings LLC will be the Company’s management team upon completion of the formation transactions and IPO.

The formation of Malkin Holdings LLC, the Company’s identified accounting acquirer, preceded the formation of all of the other entities in our Predecessor. The selection of Malkin Holdings LLC is consistent with Leslie Overton’s remarks at the 2006 AICPA National Conference on Current SEC and PCAOB Developments, stating that the predecessor entity in a common control transaction is generally the entity that was first controlled by the parent, which in our case is Malkin Holdings LLC.

In determining the entity that should be the accounting acquirer, we examined all of the entities in the Predecessor. The largest, Empire State Building Associates L.L.C. (“ESBA”), is a limited liability company which owns through a wholly owned subsidiary the fee title to the Empire State Building and the land thereunder. ESBA does not operate the building but subleases it to Empire State Building Company L.L.C. (“ESBC”) pursuant to a net operating sublease. ESBA’s members include the Sponsors as well as Thomas N. Keltner, Jr., an employee of Malkin Holdings LLC, which is controlled by Messrs. Malkin. Each of the Sponsors and Mr. Keltner acts as agent for participants in his respective participating group in ESBA. As discussed in the above section, ESBA is a pre-1988 entity controlled by Malkin Holdings LLC as its supervisor. Since Malkin Holdings LLC controls ESBA and was established prior to ESBA, we concluded that Malkin Holdings LLC was the most appropriate and logical entity to be the identified accounting acquirer, rather than ESBA.

Malkin Holdings LLC, as the supervisor for ESBA and the other entities in the Predecessor, directs the activities of their respective properties without participation from their other investors. If Malkin Holdings LLC were to prepare consolidated US GAAP financial statements, then ESBA and the other pre-1988 entities in the Predecessor would be a consolidated entity. ESBA and the other pre-1988 entities meet the criteria to be variable interest entities under ASC 810; and Malkin Holdings LLC, which directs the activities most significant to ESBA’s and the other pre-1988 entities’ economic performance, is the primary beneficiary. The post-1988 entities in the Predecessor would not be included in US GAAP consolidated financial statements for Malkin Holdings LLC. Malkin Holdings LLC is neither the general partner nor the managing member nor the primary beneficiary. The Sponsors, not Malkin Holdings LLC, are the general partner or the managing member of the entities and are presumed to control in accordance with ASC 810-20-25.

Finally, we believe the selection of either Malkin Holdings LLC or ESBA would result in the same accounting treatment for our subsequent accounting post-IPO, since both Malkin Holdings and ESBA are under common control of the Sponsors. We view each of the steps relating to the formation transactions and IPO as a reorganization of entities that are (and have always been during all periods presented in the combined financial statements) under the common control of the Sponsors. Pursuant to ASC 805-50-30-5, when accounting for the transfer of assets between entities under common control, the entity that receives the net assets and liabilities transferred shall initially recognize the assets and liabilities transferred at their carrying amounts or carry-over basis. Because the Predecessor consists of the accounting acquirer and other entities, all of which are under the common control of the Sponsors, any interests contributed in the formation transactions by Messrs. Malkin or by entities which they control will be recorded at historical carrying amounts.

We thank you for your prompt attention and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to our counsel Larry Medvinsky, Esq. at (212) 878-8149 or Steven Fishman, Esq. at (212) 969-3025.

Yours truly,

/s/ Andrew Prentice
Andrew Prentice
Chief Accounting Officer
Malkin Holdings LLC

cc:	Jessica Barberich

Eric McPhee

Angela McHale

David L. Orlic

Tom Kluck

Anthony E. Malkin

David A. Karp

Larry Medvinsky

Steven Fishman

Exhibit A

In our letter of August 13, 2012, we advised the Staff that in connection with reimbursements of other expenses and fees totaling $5.0 million received from the Helmsley Estate during 2011, approximately $1.65 million related to Controlled Entities and Non-Controlled Entities in which the Predecessor has an interest. The $1.65 million is comprised as follows:

	Amount received from Helmsley Estate	Predecessor interest %	Predecessor interest
Controlled entities
60 East 42nd St. Associates L.L.C.	$6,707	100%	$6,707
Lincoln Building Associates L.L.C.	469,479	100%	469,479
250 West 57th St. Associates L.L.C.	1,929	100%	1,929
Fisk Building Associates L.L.C.	243,071	100%	243,071
Marlboro Building Associates L.L.C.	13,663	100%	13,663
Empire State Building Associates L.L.C.	2,894	100%	2,894

			737,743

Non-Controlled entities
Empire State Building Company L.L.C.	2,008,696	23.750%	477,065
1333 Broadway Associates L.L.C.	401,632	50.000%	200,816
1350 Broadway Associates L.L.C.	319,220	50.000%	159,610
501 Seventh Avenue Associates L.L.C.	383,589	20.469%	78,517

			916,008

Total controlled and non-controlled			$1,653,751

EXHIBIT A

Incremental accounting costs related to the Company’s S-4 and S-11 filings for the period January 1, 2010 through March 31, 2012:

Service provider	Total consolidation expenses	Accounting services - expensed	S-4 and S-11 services - deferred	Description of services
Anchin Block Anchin	$2,457,921	$1,720,545	$737,376	3-14 financial statements, assistance with MD&A and pro forma, financial statement compilation
Margolin Winer Evens	4,953,380	3,467,366	1,486,014	3-14 financial statements, assistance with MD&A and pro forma, financial statement compilation
Mark Paneth & Shron	2,953,000	2,362,400	590,600	Combined financial statements and assistance with MD&A
Ernst & Young	8,612,800	1,750,000	6,862,800	Audit, S-4/S-11 assistance, and tax advisory services in connection with IPO
Berdon	425,626	—	425,626	Preparation of initial MD&A and analyses to include in the S-4 and S-11
Lewis Braff & Co.	73,995	73,995	—	Accounting preparation work
Rogoff & Company	57,624	57,624	—	Accounting preparation work
Deloitte	50,000	50,000	—	Financial systems consulting
Other	33,670	33,670	—

	$19,618,016	$9,515,600	$10,102,416

Note: The above amounts do not include $6.9 million of accounting and auditing costs that have been expensed in Marketing, General, and Administrative. Included in the $6.9 million is $1.2 million of audit fees paid to Ernst & Young.